Exhibit 99.1

Envigado, January 22, 2024

ALMACENES ÉXITO S.A. INFORMS THE MARKET OF THE RESULTS OF THE

TENDER OFFERS IN COLOMBIA AND THE UNITED STATES

Almacenes Éxito S.A. (the “Company” or “Éxito”) informs to its shareholders and the market in general that, according to the information published by the Colombian Stock Exchange (“BVC”) through Information Bulletin No. 027 of January 22, 2024, the tender offer for Éxito’s common shares made by Cama Commercial Group, Corp. (the “Buyer”) in Colombia (the “Colombian Tender Offer”) has been allocate in accordance with the following results:

Description	Total acceptances received (Includes acceptances with and without all-or-nothing modality)			Total acceptances received under the all-or-nothing modality
	Number of acceptances	Number of shares	Percentage of the maximum to be taken	Number of acceptances	Number of shares
Total number of acceptances received for common shares	1152	277,849,737	21,41%	671	12,972,912
Total number of valid acceptances on common shares	1152	277,849,737	21,41%	671	12,972,912
Total number of valid acceptances allocate on common shares	1152	277,849,737	21,41%	671	12,972,912

Price of each common share (COP)	$ 3,545.51	Compliance date	25/1/2024

Additionally, and in line with what was disclosed to the market through the relevant information mechanism provided by the Financial Superintendency of Colombia (“SFC”) last January 19, 2024, the Buyer informed Éxito the results of the tender offer in the United States (the “U.S. Tender Offer”) informing that 105,627,860 American Depositary Shares (“ADSs”), representing 845,022,880 Éxito common shares, had been validly tendered into and not validly withdrawn from the U.S. Tender Offer, representing in the aggregate 65.1% of Éxito’s outstanding share capital.

Today, the Buyer informed Éxito that a total number of 106,158,488 ADS, representing 849,267,904 Éxito common shares, had been validly tendered into, representing in the aggregate 65.44% of Éxito’s outstanding share capital. The number of ADSs tendered includes 55,238,285 restricted ADSs, representing 441,906,280 Éxito common shares, or 34.0% of Éxito’s outstanding share capital, held by the Casino Group.

In this context, and in accordance with the information disclosed by the Buyer, Cama Commercial Group, Corp. would hold 86.84% of Éxito’s outstanding share capital. The Buyer has informed the Company that the transactions are anticipated to be completed and settled around January 25, 2024.

About Cama Commercial Group, Corp - Grupo Calleja:

With over 70 years of experience, Grupo Calleja is the leading food retailer in El Salvador and operates under its brand Super Selectos. With 111 stores and a market share of close to 60%, Super Selectos is one of the largest companies in El Salvador and employs over 12 thousand collaborators in its operations. While retail is the group’s core business, it also has investments in real estate, technology, energy, and other sectors.

This communication is for informational purposes only under the current applicable laws and regulations and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements:

This communication contains forward-looking statements related to a tender offer for common shares and American Depositary Shares of Éxito. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Éxito’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Éxito undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.